Par Pharmaceutical Companies, Inc.
300 Tice Boulevard
Woodcliff Lake, NJ 07677
January 11, 2007
VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Filing Desk
Washington, DC 20549
Mail Stop 6010
Attn: Jim B. Rosenberg
Par Pharmaceutical Companies, Inc. (the “Company”)
(Commission File No. 1-10827)

Form 10-K for the fiscal year ended December 31, 2005
filed on March 15, 2006

Form 10-Q for the quarter ended April 2, 2006
filed on May 12, 2006

Dear Ladies and Gentlemen:
Reference is hereby made to the comment letter of Jim B. Rosenberg, Senior Assistant Chief Accountant of the staff (the “Staff”) of the Office of Health Care and Insurance of the Division of Corporation Finance, of the Securities and Exchange Commission (the “Commission”), dated September 11, 2006 (the “Comment Letter”).
We have reviewed the Staff’s comments and hereby respectfully request that the Staff review and consider the Company’s explanations and responses to the Comment Letter contained herein, which explanations and responses will be substantially incorporated into the Company’s amended filings of the two reports listed above, as appropriate. The Company is actively working on restating certain of its financial statements, but such work is not yet complete. The amounts and disclosures included herein are for illustrative purposes only, unaudited and subject to change. Nevertheless, in order to expedite the review process, we are providing to the Staff the Company’s anticipated presentation, including tentative restated financial information. The Staff’s comments contained in the Comment Letter are reproduced below in italics for ease of reference.

Form 10-K for the Fiscal Year Ended December 31, 2005
Management’s Discussion and Analysis (“MD&A”)
Critical Accounting Policies and Use of Estimates
1.	With regards to your critical accounting policy for revenue recognition:
•	The roll forward should be presented for the three years of statements of operations.

•	Disclose the how long it takes the ending balances to be eliminated.

•	Clarify what “relatively quick” means with regards to chargeback processing.

•	Disclose whether customer rebates are rebates for volume or dollar purchase amounts.

•	Clarify what you mean by “the Company establishes a provision for returns using a percentage of sales. The percentage is based on historical information, including actual returns by product, estimated shelf-life of product sold and the date of actual product returns.” Additionally, disclose what period of sales information is used and how it matches up to the return period.

•	For cash discounts, clarify the specified period the customer has to pay to receive the discount and if it varies for different customers.

•	Disclose the “underlying assumptions” for which there were no material changes as it relates to the Company’s sales allowance estimate and accruals.
With regard to its critical accounting policy for revenue recognition:
•	The Company will present a roll forward of the estimates of the items that reduce its gross revenues for each fiscal year during the three-year period ended December 31, 2005 in its amended Form 10-K for the fiscal year ended December 31, 2005 (the “Form 10-K/A”) substantially as follows:

	For the year ended December 31, 2005 (Restated)
		Provision	(Provision)
		recorded	reversal
		for current	recorded
	Beginning	period	for prior	Credits	Ending
	balance	sales	period sales	processed	balance
Accounts receivable reserves
Chargebacks	$(91,986)	$(486,113)	$—	$475,843	$(102,256)
Rebates and incentive programs	(49,718)	(154,727)	1,489	151,965	(50,991)
Returns	(61,986)	(26,657)	(2,921)	58,671	(32,893)
Cash discounts and other	(13,287)	(57,505)	(3,123)	58,582	(15,333)

Total	$(216,977)	$(725,002)	$(4,555)	$745,061	$(201,473)

Accrued liabilities
Medicaid rebates	$(8,755)	$(22,847)	$—	$22,562	$(9,040)

	For the year ended December 31, 2004 (Restated)
		Provision	(Provision)
		recorded	reversal
		for current	recorded
	Beginning	period	for prior	Credits	Ending
	balance	sales	period sales	processed	balance
Accounts receivable reserves
Chargebacks	$(69,060)	$(482,689)	$—	$459,763	$(91,986)
Rebates and incentive programs	(61,059)	(225,319)	643	236,017	(49,718)
Returns	(29,943)	(67,143)	(2,529)	37,629	(61,986)
Cash discounts and other	(17,296)	(85,394)	—	89,403	(13,287)

Total	$(177,358)	$(860,545)	$(1,886)	$822,812	$(216,977)

Accrued liabilities
Medicaid rebates	$(15,861)	$(35,588)	$—	$42,694	$(8,755)

	For the year ended December 31, 2003 (Restated)
		Provision	(Provision)
		recorded	reversal
		for current	recorded
	Beginning	period	for prior	Credits	Ending
	balance	sales	period sales	processed	balance
Accounts receivable reserves
Chargebacks	$(62,221)	$(252,091)	$—	$245,252	$(69,060)
Rebates and incentive programs	(28,539)	(143,512)	—	110,992	(61,059)
Returns	(21,518)	(58,649)	—	50,224	(29,943)
Cash discounts and other	(11,504)	(50,610)	—	44,818	(17,296)

Total	$(123,782)	$(504,862)	$—	$451,286	$(177,358)

Accrued liabilities
Medicaid rebates	$(7,490)	$(18,218)	$—	$9,847	$(15,861)

•	The Company will also add the following disclosure in the Form 10-K/A to inform the reader as to how long it takes the ending balances to be eliminated:
“The Company regularly reviews the information related to these estimates and adjusts its reserves accordingly, if and when actual experience differs from previous estimates. With the exception of the product returns, the ending balances of account receivable reserves generally are eliminated during a two to four month period.”
With respect to product returns, please refer to the bullet point below related to the Company’s policy on reserving for product returns.
•	The Company is modifying the disclosure regarding its chargeback processing procedures and will thereby remove the “relatively quick” language. The following is the disclosure to be added to the Form 10-K/A to describe the Company’s chargeback processing:
“Chargeback credits are issued to wholesalers for the difference between the Company’s invoice price to the wholesaler and the contract price through which the product is resold to the specific healthcare provider. . . . The information that the Company considers when establishing its chargeback reserves includes a monthly analysis of wholesale purchases, contract and non-contract sales volumes, average historical contract pricing, actual or anticipated price changes, processing time lags, and customer inventory information, when available.”
The Company will also disclose in the explanatory note to the Form 10-K/A that its chargeback reserves had not considered processing time lags. The Company has corrected its methodology for calculating chargeback reserves, as described above.
•	The Company will disclose the nature of its customer rebates and incentive programs by adding the following language to the Form 10-K/A:
“Customer rebates and incentive programs are generally provided to customers as an incentive for the customers to continue to carry the Company’s products or replace competing products in their distribution channels with those products sold by the Company. Rebate programs are based on a customer’s dollar purchases made during an applicable monthly, quarterly or annual period. The Company also provides indirect rebates, which are rebates paid to indirect customers that have purchased our products from a wholesaler under a contract with us. The incentive programs include stocking or trade show promotions where additional discounts may be given on a new product or certain existing products as an added incentive to stock the Company’s products. The Company may, from time to time, also provide price and/or volume incentives on new products that have multiple competitors and/or on existing products that confront new competition in order to attempt to secure or maintain a certain market share.”

•	The Company will disclose in the explanatory note to the Form 10-K/A that, in connection with restating certain of its financial statements, it evaluated how it had estimated reserves for product returns and adjusted that reserve to reflect the potential risk of return at each period end. As a result of its evaluation, the Company determined that its accounts receivable reserves for product returns had been understated and concluded that the impact of these errors should be included in the restatement of its financial statements for prior years.
The Company will clarify its policy on reserving for product returns by adding the following language to the Form 10-K/A:
“The Company accepts returns of product according to the following criteria: (i) the returns must be approved by authorized personnel in writing or by telephone with the lot number and expiration date accompanying any request; and (ii) the Company generally will accept returns of products from any customer and will provide the customer a credit memo for such returns if such products are returned within six months prior to, and until 12 months following, such products’ expiration date. The Company records a provision for returns based on historical experience, including actual rate of expired and damaged returns, average remaining shelf-lives of products sold, which generally range from 12 to 36 months, and estimated return dates. The Company reviews actual returns on a monthly basis and may record additional provisions for specific returns that it believes are not covered by these historical rates.”
•	The Company will clarify its policy with regard to cash discounts by adding the following language to the Form 10-K/A:
“The Company offers cash discounts to its customers, generally 2% of the sales price, as an incentive for paying within invoice terms, which generally range from 30 to 90 days. The Company accounts for cash discounts by reducing accounts receivable by the full amount of the discounts that the Company expects its customers to take.”
•	The Company will disclose the underlying assumptions regarding its estimates of the items that reduce its gross revenues and add substantially the following language in the explanatory note to the Form 10-K/A with respect to changes in methodologies as a result of its review of the estimates of the items that reduce gross revenues:
“... the Company determined that its methodologies did not contemplate all necessary components for estimating future chargebacks, rebates, and product returns. The Company’s chargeback reserve had not considered processing time lags. The Company also determined that its rebate reserve had not been capturing the portion of the liability associated with product inventory in the distribution channel and had not considered processing time lags related to customers that purchase its products indirectly through wholesalers. The processing time lag refers to the period of time between when inventory in the distribution channel is sold by the wholesaler and when the information is received and processed by the Company. Inventory in the distribution channel represents the Company’s product held by its customers. The Company’s product returns reserve methodology did not fully consider the potential risk of return at each period end. These errors resulted in an understatement of its accounts receivable reserves for the periods presented in previously issued consolidated financial statements.
The Company’s corrected chargeback and rebate methodologies are designed to capture its liability for (1) incurred-but-uninvoiced chargebacks and rebates, and (2) future chargebacks and rebates associated with product inventory held in the distribution channel at period end. The Company’s corrected product returns reserve methodology considers average remaining product expiry on product sales, historical product returns experience, and specific return exposures to estimate the potential risk of returns of inventory in the distribution channel at the end of each period.”

Financial Statements
Consolidated Statements of Operations
2. As the amount of interest expense and interest income both appear material, state the amount of each on the face of the statement in accordance with Rule 5-03 of Regulation S-X.
The Company will revise its consolidated statements of operations included in the Form 10-K/A and disclose interest expense and interest income as separate line items, as follows:
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(In Thousands)

	2005	2004	2003
	(Restated)	(Restated)	(Restated)

Interest income	5,343	4,869	2,292
Interest expense	(5,880)	(5,873)	(2,531)
Consolidated Statements of Stockholders’ Equity
3. Please reconcile for us the unrealized gains and losses on marketable securities, net of tax, for the years ended December 31, 2005 and 2004 as disclosed in the statement of stockholders’ equity and disclosed in note 2 (available for sale securities) and note 3 (investments). You should include the investments disclosed in Note 3 in the tables related to available for sale securities in Note 2 to provide the disclosures required by FAS 115 in a single place. In addition, disclose the amount of income tax allocated to each component of other comprehensive income. Refer to paragraph 25 of FAS 130.
The reconciliation of the unrealized gains and losses on marketable securities, net of tax effect, for fiscal years December 31, 2005 and 2004 is as follows:

Unrealized (Loss) /
Gain on Marketable
Securities

Balance, December 31, 2003	$(2,530)
Unrealized gain on marketable securities ($1,084, net of tax provision of $674)	1,758

Balance, December 31, 2004	$(772)
Unrealized (loss) on marketable securities ($(1,165), net of tax benefit of $(761))	(1,926)

Balance, December 31, 2005	$(2,698)

The Company will modify its disclosure of reclassification adjustments related to realized gains or losses from the sales of marketable securities that had been displayed as part of other comprehensive income in earlier periods. The following disclosure will be added to Note 14 - Stockholders’ Equity under the Comprehensive (loss) income section:

	2005	2004	2003
Unrealized gain (loss) on marketable securities, net of tax	$8,603	$1,084	$(1,555)
Less: reclassification adjustments for (gains) losses included in net income	(9,768)	—	—

Net unrealized (loss) gain on marketable securities, net of tax	$(1,165)	$1,084	$(1,555)

The Company will revise, in the Form 10-K/A, the presentation of its consolidated statements of stockholders’ equity and the available for sale debt and marketable equity securities Note (i.e., Note 3) so that a reader can, in a single place, reconcile the unrealized gains and losses on available for sale debt and marketable equity securities between the two disclosures. The relevant sections of the restated consolidated statements of stockholders’ equity and of the revised available for sale debt and marketable equity securities Note will be substantially as set forth below:
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(In Thousands)

					Accumulated		Deferred
			Additional		other		compensation	Total
	Common Stock		paid-in	Retained	comprehensive	Treasury	restricted	stockholders’
	Shares	Amount	capital	earnings	income/(loss)	stock	stock	equity
			(Restated)	(Restated)				(Restated)
December 31, 2004
Comprehensive income:
Net income	—	—	—	xxxxx	—	—	—	xxxxx
Unrealized gain on marketable securities, net of tax of $674	—	—	—	—	1,084	—	—	1,084

Total comprehensive income	—	—	—	—	—	—	—	xxxxx

December 31, 2005
Comprehensive income:
Net loss	—	—	—	xxxxxx	—	—	—	xxxxxx
Unrealized loss on marketable securities, net of tax of $761	—	—	—	—	(1,165)	—	—	(1,165)

Total comprehensive income	—	—	—	—	—	—	—	xxxxxx
Note 3 — Available for Sale Debt and Marketable Equity Securities:
At December 31, 2005 and 2004, all of the Company’s investments in debt and marketable equity securities were classified as available for sale, and, as a result, were reported at their fair value on the consolidated balance sheets. The Company has restated the presentation of unrealized gains and losses to display total unrealized gains and losses by including unrealized gains and losses related to non-current marketable equity securities available for sale. The following is a summary of amortized cost and estimated fair value of the Company’s debt and marketable equity securities available for sale at December 31, 2005:

		Unrealized		Estimated
	Cost	Gain	Loss	Fair Value
	(Restated)		(Restated)	(Restated)
Securities issued by U. S. government and agencies	$80,778	$—	$(892)	$79,886
Debt securities issued by various state and local municipalities and agencies	13,947	—	(226)	13,721

Other marketable debt securities	14,440	—	(1,240)	13,200

Available for sale debt securities	109,165	—	(2,358)	106,807

Marketable equity securities available for sale (see Note 4)	1,720	—	(340)	1,380

Total	$110,885	$—	$(2,698)	$108,187

The following is a summary of amortized cost and estimated fair value of the Company’s debt and marketable equity securities available for sale at December 31, 2004:

		Unrealized		Estimated
	Cost	Gain	Loss	Fair Value
	(Restated)		(Restated)	(Restated)
Securities issued by U.S. government and agencies	$69,642	$—	$(466)	$69,176
Debt securities issued by various state and local municipalities and agencies	19,884	—	(6)	19,878

Other marketable debt securities	63,010	—	(210)	62,800

Available for sale debt securities	152,536	—	(682)	151,854
Marketable equity securities available for sale (see Note 4)	17,000	—	(90)	16,910

Total	$169,536	$—	$(772)	$168,764

     Of the $2,698 of unrealized loss as of December 31, 2005, $2,111 has been in an unrealized loss position for greater than a year. The Company believes that these losses are not other-than-temporary as defined by EITF 03-01 due to the increase in fair market value subsequent to the balance sheet date. In fiscal year 2005, the Company sold approximately $95,359 of these securities. The following table summarizes the contractual maturities of the Company’s available for sale debt securities at December 31, 2005:

		Estimated
	Cost	Fair Value
Less than one year	$14,555	$14,389
Due in 1-2 years	38,690	38,425
Due in 2-5 years	36,345	35,745
Due after 5 years	10,225	8,790
Other	9,350	9,458

Total	$109,165	$106,807

The category “other” includes preferred equities and a high-grade investment in a fund that invests in various high-quality floating rate structured debt securities. The preferred equities and the high-grade investment do not have specific maturity dates.

Consolidated Statements of Cash Flows
4. Please revise your Statement of Cash Flows to begin the Cash flows From Operating Activities section with “net income” in accordance with paragraph 28 of SFAS 95. Also within operating activities, please identify the net cash provided or used from discontinued operations. If that amount represents the net of “loss from discontinued operations,” “non-cash charges and changes in discontinued operating assets and liabilities” and “loss on sale of discontinued operations,” please include as a separate line item within operating activities. Additionally, please make this revision to your Form 10-Q for the interim period ending April 2, 2006.
The Company will revise the presentation of the cash flows from operating activities section of its consolidated statements of cash flows included in the Form 10-K/A substantially as follows:
PAR PHARMACEUTICAL COMPANIES, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(In Thousands)

	2005	2004	2003
	(Restated	(Restated	(Restated
	see Note 1)	see Note 1)	see Note 1)
Cash flows from operating activities:
Net (loss) income	$(14,871)	$7,436	$105,817
Deduct:
(Loss) from discontinued operations, net of tax	(27,130)	(3,015)	(1,588)

Income from continuing operations	12,259	10,451	107,405

Adjustments to reconcile income from continuing operations to net cash provided by operating activities:
Deferred income taxes	(796)	(51,711)	(11,949)
Acquired in-process research and development	—	84,000	—
Resolution of tax contingencies	(7,218)	—	—
Depreciation and amortization	15,251	11,897	9,379
Investment impairment	8,280	—	—
Equity in net loss of joint venture	534	795	1,521
Intangible asset impairment	16,177	—	—
Allowances against accounts receivable	(16,504)	32,362	18,138
Stock compensation expense	4,791	1,280	4,173
Tax benefit on exercise of nonqualified stock options	591	7,136	12,616
Gain on sale of investments	(24,293)	—	—
Other	157	(3,084)	—

Changes in assets and liabilities, net of the effects of divestitures:
Decrease (increase) in accounts receivable	22,888	16,835	(94,413)
Increase in inventories	(8,676)	(20,465)	(15,233)
Decrease (increase) in prepaid expenses and other assets	1,310	(9,570)	(2,588)
Increase in accounts payable	3,795	24,026	6,994
Increase (decrease) in payables due to distribution agreement partners	11,873	(53,561)	70,462
Increase (decrease) in accrued expense and other liabilities	15,806	(4,710)	12,659
(Decrease) increase in income taxes payable/receivable	(16,407)	3,476	1,002

Net cash provided by operating activities	39,818	49,157	120,166
Net cash provided by discontinued operating activities	8,028	4,367	1,227
The Company will provide similar disclosure in its amended Quarterly Report on Form 10-Q/A for the quarter ended April 1, 2006.

Notes to Consolidated Financial Statements
Note 7 — Intangible Assets (Note 8 in Form 10-K/A)
5. It is not clear from the current disclosure what event triggered the 2005 impairment of Isoptin SR purchased from FSC Laboratories in December 2004. Please expand the disclosure to explain what triggered the impairment in December 2005.
The Company will expand, in the Form 10-K/A, the disclosure of the facts and circumstances that led to its conclusion that the intangible asset related to Isoptin® SR was impaired at December 31, 2005, as follows:
“FSC Laboratories Agreement
     In December 2004, the Company entered into an agreement with FSC and purchased the New Drug Application (“NDA”) for Isoptin® SR for $15,000. The Company and FSC also entered into an economic sharing agreement related to sales of Isoptin® SR and other verapamil hydrochloride sustained release products. In the fourth quarter of 2005, the Company recorded an impairment charge of $9,178 related to this intangible asset. The impairment charge is included in cost of goods sold. The Company introduced this product based on a projected market share of approximately 30%. Upon introduction, the two main competitors continually reduced their pricing in order to maintain their shares of the market. At the same time, the Company failed to capture any significant portion of the market. Based on the Company’s current long-term projections for sales and gross margins of the drug, the Company has determined the recoverability of this asset was impaired as of December 31, 2005. The fair market value as of December 31, 2005 of $3,679 was determined based on the discounted expected future cash flows of the asset.”
Note 17 — Segments Information (Note 18 in Form 10-K/A)
6. Although you have disclosed the product revenues for each product that comprises in excess of 4% of total revenues, please also include disclosure for the remaining products. As paragraph 37 of FAS 131 indicates this disclosure may be for each group of similar products. For example, we have seen this by therapeutic class but there may other more meaningful groupings for your business.
     Based on discussions with the Staff, the Company has modified its disclosure of segments. The revisions included the addition of disclosure of revenues for each top selling product in tabular format. The remaining products have been included in the line labeled “Other.” Further detailing of annual revenues of the Company’s other approximately 225 generic products is impracticable due to the low volume of revenues associated with each of these generic products. No single product in the other category is in excess of 3% of total generic revenues for any period presented. We believe that this information provides the readers of the Company’s financial statements with an understanding of the Company’s revenue trends from, and fluctuations in, individually significant products.
     In addition, the Company has more fully explained its reasons for viewing its generic segment as a single reportable business segment. Based on the economic characteristics, production processes and customers of the Company’s generic products, the Company believes that they are similar, as defined by the aggregation criteria in paragraph 17 of FAS 131. The Company’s chief operating decision maker does not review the generic segment in any more granularity, such as at the therapeutic class level or other classes or categories. Accordingly, the Company believes that its disclosure is in conformity with the requirements of FAS 131.

     The Company will provide the following disclosure in the Form 10-K/A discussing its business segments and products:
Note 18 — Segments Information:
     Starting in the third quarter of 2005, the Company operates in two reportable business segments: generic pharmaceuticals and branded pharmaceuticals. Branded products are marketed under brand names through marketing programs that are designed to generate physician and consumer loyalty. Branded products generally are patent protected, which provides a period of market exclusivity during which they are sold with little or no competition. Generic pharmaceutical products are the chemical and therapeutic equivalents of reference brand drugs. The Drug Price Competition and Patent Term Restoration Act of 1984 provides that generic drugs may enter the market upon the approval of an ANDA and the expiration, invalidation or circumvention of any patents on corresponding brand drugs, or the expiration of any other market exclusivity periods related to the brand drugs. In the third quarter of 2005, the Company shipped its first branded product, Megace® ES.
     The business segments of the Company were determined based on management’s reporting and decision-making requirements in accordance with SFAS No. 131, “Disclosures About Segments of an Enterprise and Related Information.” The Company believes its generic products represent a single operating segment because the demand for these products is mainly driven by consumers seeking a lower cost alternative to brand name drugs. The Company’s generic drugs are developed using similar methodologies, for the same purpose (e.g., seeking bioequivalence with a brand name drug nearing the end of its market exclusivity period for any reason discussed above), the Company’s generic products are produced using similar processes and standards mandated by the FDA, and the Company’s generic products are sold to similar customers. Based on the economic characteristics, production processes and customers of the Company’s generic products, the Company has determined that its generic pharmaceuticals are a single reportable business segment. The Company’s chief operating decision maker does not review the generic segment in any more granularity, such as at the therapeutic class level or other classes or categories. Certain of the Company’s expenses, such as the direct sales force and other sales and marketing expenses and specific research and development expenses, are charged directly to either of the two segments. Other expenses, such as general and administrative expenses and non-specific research and development expenses, are allocated between the two segments based on assumptions determined by the Company’s management.

     The financial data for the business segments are as follows:

	2005	2004	2003
	(Restated)	(Restated)	(Restated)
Revenues:
Generic	$414,997	$649,486	$632,024
Branded	15,748	—	—

Total revenues	$430,745	$649,486	$632,024

Gross margin:
Generic	141,905	213,352	256,152
Branded	11,842	—	—

Total gross margin	153,747	213,352	256,152

Operating income (loss):
Generic	33,072	43,521	177,637
Branded	(40,370)	(26,495)	—

Total operating income (loss)	(7,298)	17,026	177,637
Other expense, net	(831)	63	(35)
Equity loss from joint venture	(534)	(795)	(1,521)
Net investment gain	16,013	—	—
Interest income	5,343	4,869	2,292
Interest expense	(5,880)	(5,873)	(2,531)
(Benefit) provision for income taxes	(5,446)	4,839	68,437

Income from continuing operations	$12,259	$10,451	$107,405

     The Company’s chief operating decision maker does not review the Company’s assets, depreciation or amortization by business segment at this time as they are not material to its branded operations. Therefore, such allocations by segment are not provided.
     The Company’s top selling products were as follows:

Product	2005	2004	2003
Generic
Tramadol HCl and acetaminophen tablets (Ultracet®)	$64,388	$840	$1,881
Paroxetine (Paxil®)	38,011	212,991	184,207
Megestrol oral suspension (Megace® ES)	25,140	64,968	84,430
Fluoxetine (Prozac®)	21,320	44,345	87,155
Ibuprofen Rx (Advil®, Nuprin®, Motrin®)	18,366	16,251	17,366
Lovastatin (Mevacor®)	16,298	28,704	12,368
Mercatopurine (Purinethol®)	16,157	24,065	—
Quinapril (Accupril®)	15,795	1,535	—
Glyburide & Metformin HCl (Glucovance®)	8,215	35,035	—
Ranitidine (Zantac®)	7,673	22,074	25,047
Metformin ER (Glucophage XR®)	5,070	23,023	19,419
Tizanidine (Zanaflex®)	1,368	10,711	30,837
Other product related revenues (2)	20,130	21,498	22,490
Other (1)	157,066	143,446	146,824

Total generic revenues	$414,997	$649,486	$632,024

Branded
Megace® ES	$14,784	$—	$—
Other	964	—	—

Total branded revenues	$15,748	$—	$—

(1)	The further detailing of annual revenues of the other approximately 225 generic products is impracticable due to the low volume of revenues associated with each of these generic products. No single product in the other category is in excess of 3% of total generic revenues for any fiscal year in the three-year period ended December 31, 2005.

(2)	Other product related revenues represents licensing and royalty related revenues from profit sharing agreements related to products such as cabergoline, the generic version of Dostinex®, and omeprazole, the generic version of Prilosec®. For 2005, other product related revenues also included a $6,000 payment from a business partner to compensate the Company for lost revenue on a terminated product manufacturing and supply agreement.
Major Customers:
The Company’s top four customers, McKesson Drug Co., Cardinal Health, Inc., AmerisourceBergen and Walgreens, accounted for approximately 14%, 9%, 9% and 8%, respectively, of its total revenues in fiscal year 2005, 15%, 13%, 13% and 9%, respectively, of its total revenues in fiscal year 2004 and 11%, 16%, 13% and 11%, respectively, of its total revenues in fiscal year 2003.
As requested in the Comment Letter, the Company hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure as a result of Staff comments in filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to any filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We trust that the foregoing responses satisfactorily address the Staff’s comments. If you have any questions or further comments, please do not hesitate to contact me at (201) 802-4269 or via facsimile at (201) 391-7693.

Sincerely,
/s/ Gerard A. Martino
Gerard A. Martino Executive Vice President and Chief Financial Officer

Copies to:	Jim B. Rosenberg Lisa Vanjoske Christine Allen

cc:	Patrick G. LePore Thomas Haughey, Esq. Stephen Connoni, Esq. Whitney Smith, Esq.